[LETTERHEAD OF DLA PIPER US LLP]

October 5, 2006

VIA EDGAR, FACSIMILE (202) 772-9210 AND UPS NEXT DAY AIR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Owen Pinkerton, Esq.
Amanda McManus, Esq.

Re:	Sizeler Property Investors, Inc.
File No.: 001-09349
Amendment No. 1 to Preliminary Proxy Statement on Form PREM14A
Filed on September 27, 2006

Ladies and Gentlemen:

This letter is submitted on behalf of Sizeler Property Investors, Inc. (“Sizeler”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter from Owen Pinkerton dated October 4, 2006 to Thomas A. Masilla, Jr., Sizeler’s President and Chief Operating Officer. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the letter. For your convenience, your comments have been reproduced in bold below, together with Sizeler’s responses.

1.	Staff Comment: We note your response to our prior comment number 1. While we do not necessarily agree with your conclusions regarding the applicability of Rule 13e-3 to your transaction, we have no further comments on this issue.

Sizeler Response: We note the Staff’s comment.

2.	Staff Comment: We note your response to our prior comment number 4 and revised disclosure on page 6 that “[b]ased on recent public statements and filings, the Company believes that its stockholders will accept the highest price offered for the company that results from a fair and comprehensive process.” It appears from your response that this quote is incomplete, is attributed to a single stockholder and is based on the company’s conclusion that the Compson offer was fairly considered. In light of this, it is not clear why you believe this attribution is appropriate. In addition, we note that shareholders have filed lawsuits in opposition to the proposed

Securities adn Exchange Commission

October 5, 2006

merger following the statement from Mr. Goldstein. Please also clarify what public “filings” have been made that would indicate support for the proposed merger.

Sizeler’s Response: In response to the Staff’s comment, Sizeler will replace the first bullet point on page 6 under the caption “Summary Term Sheet – Our Reasons for the Merger” with the following:

“the unfavorable reaction of certain of our stockholders to the announcement of the letter of intent with Revenue Properties on August 8, 2006. In this regard our board of directors observed that, prior to the initial filing of this proxy statement, these stockholders did not have sufficient information about the competitive bidding process and the prices that third party bidders offered in this process for the entire Company. The background of the proposed merger and circumstances leading up to the proposed merger have been disclosed to our stockholders in this proxy statement. We note, however, that two lawsuits were filed on behalf of certain stockholders against the Company and its directors after the initial filing of the preliminary proxy statement. See “Proposal No. 1: The Merger – Litigation Relating to the Merger.””

Sizeler will make a corresponding change to the first bullet on page 33 under the caption “Proposal No. 1: The Merger – Our Reasons for the Merger – Potential Negative Factors Relating to the Transaction.”

Litigation Related to the Merger, page 51

3.	Staff Comment: We refer to your statement that you believe that the litigation brought against the company “is without merit.” This is a legal conclusion that the company is not qualified to make. Please remove this statement or disclose that the determination is based upon the advice of counsel, identifying counsel and including a consent from counsel.

Sizeler Response: In response to the Staff’s comment, Sizeler will delete the phrase “believe that all three actions are without merit and” from the last sentence under the caption “Proposal No. 1: The Merger – Litigation Relating to the Merger.”

Thank you very much for your attention to this matter. We hope that our responses to your comments address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. If the responses above are acceptable, Sizeler proposes to promptly file a definitive proxy statement reflecting the changes noted above and other conforming changes necessary for mailing. Please contact me at (410) 580-4170 should you have any questions concerning this letter or require further information.

Sincerely,

/s/ Jason C. Harmon

Jason C. Harmon

cc:	Thomas A. Masilla, Jr.

R.W. Smith, Jr., Esq.

Michael J. Stein, Esq.